EXHIBIT 99.5

Press Release

Disclosure of Transactions in Own Shares

Paris, November 14, 2019 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 7, 2019 to November 13, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
07.11.2019	183,354	49.4981	9,075,675	XPAR
07.11.2019	29,923	49.4987	1,481,150	CHIX
07.11.2019	29,840	49.4972	1,476,996	TRQX
07.11.2019	39,723	49.4963	1,966,142	BATE
08.11.2019	263,185	49.1845	12,944,623	XPAR
08.11.2019	51,969	49.1666	2,555,139	CHIX
08.11.2019	24,033	49.2083	1,182,623	TRQX
08.11.2019	67,484	49.1608	3,317,567	BATE
11.11.2019	201,941	49.2054	9,936,588	XPAR
11.11.2019	44,950	49.1835	2,210,798	CHIX
11.11.2019	12,957	49.2325	637,906	TRQX
11.11.2019	44,942	49.2783	2,214,665	BATE
12.11.2019	205,490	49.4730	10,166,207	XPAR
12.11.2019	41,914	49.4684	2,073,419	CHIX
12.11.2019	8,670	49.4414	428,657	TRQX
12.11.2019	26,910	49.4861	1,331,671	BATE
13.11.2019	328,151	48.9853	16,074,575	XPAR
13.11.2019	71,218	49.1090	3,497,445	CHIX
13.11.2019	17,807	49.0918	874,178	TRQX
13.11.2019	60,999	49.1224	2,996,417	BATE
Total	1,755,460	49.2420	86,442,439

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com